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                           April 5, 2023

       Christopher J. Hubbert
       Partner
       Kohrman Jackson & Krantz LLP
       1375 East Ninth Street
       One Cleveland Center, 29th Floor
       Cleveland, OH 44114

                                                        Re: Aceragen, Inc.
                                                            Schedule 13D filed
by Atul Chopra
                                                            Filed March 28,
2023
                                                            File No. 005-50211

       Dear Christopher J. Hubbert:

                                                        We have reviewed the
above-captioned filing, and have the following comment.

               Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comment does not apply to your facts and circumstances or that an amendment is inappropriate, please advise us why in a response letter.

              After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

       Schedule 13D filed by Atul Chopra on March 28,2023

       General

   1. We note the date of the event reported as requiring the filing of the Schedule 13D was
                                                        September 28, 2022.
Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule
                                                        13D within 10 days
after the acquisition of more than five percent of a class of equity securities specified in
Rule 13d-1(i). Based on the September 28, 2022 event date, the
                                                        Schedule 13D submitted
on March 28, 2023 was not timely filed. Please advise us why the Schedule 13D was
not filed within the required 10 days after the acquisition.
               We remind you that the filing person is responsible for the accuracy and adequacy of the disclosure in the above-captioned Schedule 13D, notwithstanding any review, comments, action or absence of action by the staff.
 Christopher J. Hubbert
Kohrman Jackson & Krantz LLP
April 5, 2023
Page 2

       Please direct any questions to Michael Killoy at (202) 551-7576 or Nicholas Panos at
(202) 551-3266.



FirstName LastNameChristopher J. Hubbert                   Sincerely,
Comapany NameKohrman Jackson & Krantz LLP
                                                           Division of
Corporation Finance
April 5, 2023 Page 2                                       Office of Mergers &
Acquisitions
FirstName LastName